Exhibit (a)(2)(C)

                           [LETTERHEAD OF CENTERPULSE]


Zurich, July 9, 2003

Dear Colleague,

Today Centerpulse's Board of Directors published its report to shareholders on the offer by Zimmer Holdings, Inc., as required by Swiss Takeover Law.

You will notice that the Board has not made any recommendation at this time regarding the offer by Zimmer. We believe that it would be premature to do so given the current share price for Centerpulse and market expectations. In our deliberations we have concluded that a combination of Centerpulse with either Zimmer or Smith & Nephew Group plc would better serve the long-term interests of shareholders and the company rather than the continued independence of Centerpulse. We believe that both are well run companies and a combination of Centerpulse with either of them will produce an industry leader. However, at this stage,

     o    The offers differ considerably in respect of conditionality

     o The value of the offers is subject to fluctuation due to changes in the respective bidders' share prices and currency exchange rates, and

     o    It is possible that either one or both of the offers may be increased.

The Board will make a final recommendation and it is our intention to recommend the offer that constitutes the better value for Centerpulse's shareholders. The Board will also make an effort to receive final offers as quickly as possible, so as to provide shareholders, employees and customers with clarity as to the future.

For your information, also attached is an indicative timetable of the next steps in the offer process. However, this is subject to change and will be updated as and when necessary.

I recognize that this time of uncertainty over the offers for Centerpulse has made your work more challenging, and I am very proud of your dedication and professionalism throughout the process. I am confident that we will have a bright future regardless of the eventual outcome of the offers.

Yours sincerely,

/s/ Max Link

Max Link

Indicative Timetable - Subject to Change
----------------------------------------

July 31, 2003                    Last day for a third party to launch an offer

August 18, 2003                  Last day for Smith & Nephew to amend its offer

August 27, 2003                  End of both the Smith & Nephew and the Zimmer
                                 offer

                                 (With the prior approval of the Swiss Takeover Board, both Smith & Nephew and Zimmer reserve the right to extend their offer periods beyond 40 days.)

August 28, 2003                  Publication of the preliminary interim results
                                 of the offers by Smith & Nephew and Zimmer
                                 (press release)

September 2, 2003                Publication of the definitive interim results
                                 of the offers by Smith & Nephew and Zimmer
                                 (newspaper ads)

September 2, 2003                Start of the additional acceptance period of
                                 the successful offer

September 15, 2003               End of the additional acceptance period of the
                                 successful offer

September 16, 2003               Publication of the preliminary final results of
                                 the successful offer (press release)

September 19, 2003               Publication of the definitive final results of
                                 the successful offer (newspaper ads)

September 29, 2003               Settlement







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